Exhibit 16.1

Tel: 717-233-8800 Fax: 717-233-8801 www.bdo.com 945 E Park Drive, Suite 103 Harrisburg, PA 17111 March 22, 2018 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 20, 2018, to be filed by our former client, ACNB Corporation. the statements made in response to that Item insofar as they relate to our Firm. We agree with Very truly yours, BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.